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                          September 25, 2023

       Gail Farfel, Ph.D.
       Chief Executive Officer
       ProMIS Neurosciences Inc.
       Suite 200, 1920 Yonge Street
       Toronto, Ontario
       M4S 3E2

                                                        Re: ProMIS
Neurosciences Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 22,
2023
                                                            File No. 333-274658

       Dear Gail Farfel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nicole Daley, Esq.